UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Exact name of the registrant as specified in its charter)

JAPAN	1-8910
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

OTEMACHI FIRST SQUARE, EAST TOWER
5-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-8116 JAPAN
(Address of principal executive offices) (Zip code)

TAKASHI AMESHIMA

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-8116 JAPAN

TEL: +81(3)6838-5481

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

NTT Group is the largest provider of fixed and mobile voice-related services, IP/packet communications services, telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of Nippon Telegraph and Telephone Corporation (“NTT,” the holding company), its 946 subsidiaries and its 118 affiliated companies (as of December 31, 2016). The principal business segments of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business. NTT Group also has an “other” business segment. Details of each principal business segment are described below.

The principal services in the regional communications business segment are intra-prefectural communications services and related ancillary services.

The principal services in the long-distance and international communications business segment are inter-prefectural communications services, international communications business services, solutions business services and related services.

The principal services in the mobile communications business segment are mobile phone services and related services.

The principal services in the data communications business segment are system integration services and network system services.

The other business segment includes the operations of NTT, and the real estate, finance, construction and power, systems development and development of advanced technologies businesses.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), and is the largest provider of such services in Japan. As of December 31, 2016, the aggregate number of combined NTT East and NTT West broadband service subscriptions for the FTTH (fiber to the home) service “FLET’S Hikari (including Hikari Collaboration Model)” and for the ADSL (asymmetric digital subscriber line) service “FLET’S ADSL” was 19,903 thousand subscriptions and 955 thousand subscriptions, respectively. The aggregate number of subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, was 21,719 thousand subscriptions. In addition, NTT Group provides ISP services through NTT Communications Corporation and other NTT entities. As of December 31, 2016, the aggregate number of ISP service subscriptions was 11,303 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO, INC. (“NTT DOCOMO”). This service is provided through two networks, LTE and W-CDMA. As of December 31, 2016, NTT DOCOMO had 73,588 thousand subscribers and was the largest provider of mobile phone services in Japan.

NTT Group provides data communications services through NTT DATA CORPORATION (“NTT DATA”). NTT DATA is the leading provider of data communications systems and information systems using computer networks as a platform in Japan. NTT DATA primarily engages in strategic planning, designing, installing and operating data communications systems and information systems using computer networks as a platform, and providing IT services.

In addition, through its subsidiaries, NTT Group provides financial services, including providing equipment leasing services, credit cards, real estate services, including building rentals and apartment sales, systems development services, and construction-related services, including the design, construction and maintenance of buildings.

Product Categories

NTT Group offers the following two categories of products for sale to customers:

•	Mobile devices:

Provided by: NTT DOCOMO.

Products: Mobile phones, smartphones, etc.

•	Other products:

Provided by: NTT East, NTT West, and other NTT Group companies.

Products: Residential routers, business phones, network LSIs, video codecs, etc.

Policy on Non-use of Conflict Minerals

NTT Group’s policy on non-use of conflict minerals is as follows:

NTT Group’s Approach to Conflict Minerals

Some of the minerals originating in areas affected by conflict, such as the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”), have been suspected of serving as a source of financing for violent armed groups, fomenting conflict and committing serious human rights abuses.

In this context, Section 1502 of the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (the “Act”), signed into law in the USA in July 2010, requires companies listed in the USA to disclose certain information regarding conflict minerals, including the extent to which they use conflict minerals originating in the Covered Countries in their products. Under the Act, “Conflict Minerals” includes tantalum, tin, gold, tungsten and other minerals designated by the Secretary of State (“Conflict Minerals”).

To continue to be socially responsible with respect to this issue, NTT Group is working with its suppliers to conduct procurement in a way that improves supply chain transparency and, in consideration of the Act, is taking steps to avoid the use of Conflict Minerals, the proceeds from which could finance armed groups. At the same time, in view of the fact that areas affected by conflict also produce minerals that do not finance armed groups, NTT Group will work to implement its approach to socially responsible procurement without hindering the use of these minerals in its products.

NTT Group asks for the understanding of its suppliers and their cooperation with its surveys. NTT Group also asks that its suppliers endeavor to promote socially responsible procurement of minerals that are used in NTT Group’s products, together with the NTT Group.

A copy of NTT Group’s policy on non-use of conflict minerals is available at:

http://www.ntt.co.jp/ontime/policy/conflict/index.html (Japanese)

http://www.ntt.co.jp/ontime/e/policy/conflict/index.html (English)

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Pursuant to its policy of non-use of conflict minerals, NTT Group surveyed the usage status of conflict minerals in its products and manufactured goods during 2016. NTT Group has manufactured and contracted to manufacture products for which “conflict minerals” are necessary to the functionality or production of such products (such minerals, “necessary conflict minerals”).

NTT Group conducted a reasonable country of origin inquiry, which employed a combination of measures to determine whether the necessary conflict minerals in NTT Group’s products originated from the Covered Countries. NTT Group’s primary means of determining the country of origin of necessary conflict minerals was a supply chain survey of its tier 1 suppliers using the CFSI Conflict Minerals Reporting Template.

NTT Group surveyed all products manufactured or contracted to be manufactured by NTT Group during 2016 that are intended to be sold to its customers.

NTT Group adopted the above described reasonable country of origin inquiry and received responses from its tier 1 suppliers. The response rate (based on the aggregate number of suppliers) for each NTT Group product category was as follows:

•	Mobile devices: 100%

•	Other products: 95%

Based on its reasonable country of origin inquiry, NTT Group has determined that a portion of the conflict minerals (tantalum, tin, gold and tungsten) that are necessary to the functionality or production of its products may have originated in the Covered Countries and further determined that such necessary conflict minerals may not be from recycled or scrap sources.

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, NTT will file this Specialized Disclosure Form (Form SD) and the attached Conflict Minerals Report. Both Form SD and the Conflict Minerals Report will be publicly available on NTT’s website at http://www.ntt.co.jp/ir/library_e/sec/index.html.

Item 1.02	Exhibit

The Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required under Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Registrant)

By:	/s/ Hiroo Unoura	May 31, 2017

Name:	Hiroo Unoura

Title:	President and Chief Executive Office